FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

ANNUAL INFORMATION UPDATE FOR GLAXOSMITHKLINE PLC
FOR THE 12 MONTHS UP TO 25 MARCH 2010

In accordance with the requirements of Prospectus Rules PR 5.2.1R please find below an Annual Information Update for GlaxoSmithKline plc ("The Company"). The information referred to in this update was up to date at the time the information was published, but some information may now be out of date.

To avoid an unnecessarily lengthy document the following are summaries of the information and documents published or made available to the public, by the Company throughout the twelve months ended 25 March 2010.

1.   Announcements made via RNS, a Regulatory Information Service.

The announcements listed below were published on the London Stock Exchange via RNS, a Regulatory Information Service and can be obtained from their website
www.londonstockexchange.com
  or the Company's website
www.gsk.com
.

22/03/2010	Director/PDMR Shareholding
22/03/2010	Notifiable Share Interest in OctoPlus N.V.
16/03/2010	Director/PDMR Shareholding
16/03/2010	Notice of AGM
12/03/2010	Succession Planning for Vaccine business
12/03/2010	Notifiable share interest in Maxygen, Inc.
10/03/2010	Director/PDMR Shareholding
09/03/2010	Director/PDMR Shareholding
01/03/2010	GSK files its Annual Report 2009 on Form 20-F
01/03/2010	Total Voting Rights
25/02/2010	Annual Report and Accounts
25/02/2010	Director/PDMR Shareholding
24/02/2010	Director/PDMR Shareholding
24/02/2010	Director/PDMR Shareholding
24/02/2010	Director/PDMR Shareholding
23/02/2010	Director/PDMR Shareholding
23/02/2010	Director/PDMR Shareholding
22/02/2010	Director/PDMR Shareholding
22/02/2010	Director/PDMR Shareholding
22/02/2010	Director/PDMR Shareholding
19/02/2010	Statement on FDA's proposed Advair label revisions
12/02/2010	Director/PDMR Shareholding
10/02/2010	Director/PDMR Shareholding
09/02/2010	Director/PDMR Shareholding
05/02/2010	Director/PDMR Shareholding
05/02/2010	Director/PDMR Shareholding
04/02/2010	GSK amends emerging market data in 2009 results
04/02/2010	Final Results - Part 3
04/02/2010	Final Results - Part 2
04/02/2010	Final Results - Part 1
04/02/2010	Final Results - Part 4
02/02/2010	Total Voting Rights
29/01/2010	Director/PDMR Shareholding
26/01/2010	Director/PDMR Shareholding
20/01/2010	Director/PDMR Shareholding
19/01/2010	Director/PDMR Shareholding
15/01/2010	Government Orders for Pandemic
13/01/2010	Director/PDMR Shareholding
13/01/2010	Director/PDMR Shareholding
12/01/2010	Director/PDMR Shareholding
12/01/2010	Director/PDMR Shareholding
12/01/2010	Director/PDMR Shareholding
11/01/2010	Director/PDMR Shareholding
11/01/2010	Director/PDMR Shareholding
11/01/2010	Director/PDMR Shareholding
08/01/2010	Director/PDMR Shareholding (Replacement)
05/01/2010	Director/PDMR Shareholding
05/01/2010	Director/PDMR Shareholding
05/01/2010	Notifiable Share Interest in Maxygen, Inc.
04/01/2010	Total Voting Rights
21/12/2009	Director/PDMR Shareholding
18/12/2009	Director/PDMR Shareholding
11/12/2009	Director/PDMR Shareholding
07/12/2009	Notifiable Share Interest in Addex Pharmaceuticals
04/12/2009	Holding(s) in Company
01/12/2009	Total Voting Rights
01/12/2009	GSK completes extension of strategic collaboration
18/11/2009	Blocklisting Interim Review
11/11/2009	Director/PDMR Shareholding
11/11/2009	Director/PDMR Shareholding
09/11/2009	Director/PDMR Shareholding
05/11/2009	Director/PDMR Shareholding
05/11/2009	Director/PDMR Shareholding
04/11/2009	Director/PDMR Shareholding
02/11/2009	Director/PDMR Shareholding
02/11/2009	Total Voting Rights
02/11/2009	Phase 3 Trial Results BENLYSTA
28/10/2009	Director/PDMR Shareholding - Amendment
28/10/2009	3rd Quarter Results - Part 2
28/10/2009	3rd Quarter Results - Part 1
28/10/2009	3rd Quarter Results - Part 3
28/10/2009	3rd Quarter Results - Part 4
20/10/2009	Director/PDMR Shareholding
20/10/2009	Director/PDMR Shareholding
20/10/2009	Director/PDMR Shareholding
20/10/2009	Director/PDMR Shareholding
16/10/2009	FDA approves Cervarix
16/10/2009	Director/PDMR Shareholding
12/10/2009	Director/PDMR Shareholding
12/10/2009	Director/PDMR Shareholding
12/10/2009	Director/PDMR Shareholding
12/10/2009	Director/PDMR Shareholding
06/10/2009	Director/PDMR Shareholding
06/10/2009	GSK Expands Presence in China via Joint Venture
06/10/2009	H1N1 2009 vaccine update
02/10/2009	Director/PDMR Shareholding
02/10/2009	Changes to Board Committee
01/10/2009	Total Voting Rights
22/09/2009	Director/PDMR Shareholding
18/09/2009	Notifiable share interest in Algeta ASA
11/09/2009	Director/PDMR Shareholding
01/09/2009	Director/PDMR Shareholding
01/09/2009	Total Voting Rights
21/08/2009	Vernalis PLC Holding(s) in Company
21/08/2009	Holding(s) in Company
20/08/2009	Vernalis PLC Admission of Subscription Shares to GSK
13/08/2009	Director/PDMR Shareholding
12/08/2009	Director/PDMR Shareholding
11/08/2009	Director/PDMR Shareholding
06/08/2009	Director/PDMR Shareholding
06/08/2009	Director/PDMR Shareholding
06/08/2009	Vernalis PLC Vernalis and GlaxoSmithKline enter collaboration
06/08/2009	Interest in shares in Vernalis plc
04/08/2009	Government orders for H1N1 vaccine
03/08/2009	Director/PDMR Shareholding
03/08/2009	Total Voting Rights
30/07/2009	Publication of Registration Document
30/07/2009	Publication of Prospectus
23/07/2009	Director/PDMR Shareholding
22/07/2009	Half Yearly Report - Part 3
22/07/2009	Half Yearly Report - Part 1
22/07/2009	Half Yearly Report - Part 2
22/07/2009	Half Yearly Report - Part 4
20/07/2009	Director/PDMR Shareholding
17/07/2009	Director/PDMR Shareholding
15/07/2009	Director/PDMR Shareholding
14/07/2009	Director/PDMR Shareholding
14/07/2009	Director/PDMR Shareholding
14/07/2009	Director/PDMR Shareholding
10/07/2009	Director/PDMR Shareholding
10/07/2009	Director/PDMR Shareholding
10/07/2009	Changes to Board Committees
09/07/2009	Office of Fair Trade Merger Update
07/07/2009	Director/PDMR Shareholding
02/07/2009	Portfolio extended in Middle East and North Africa
01/07/2009	Director/PDMR Shareholding
01/07/2009	Total Voting Rights
11/06/2009	Director/PDMR Shareholding
10/06/2009	Director/PDMR Shareholding
09/06/2009	Neptunus Joint Venture
02/06/2009	Director/PDMR Shareholding
01/06/2009	Total Voting Rights
29/05/2009	Director/PDMR Shareholding
27/05/2009	Office of Fair Trade Merger Update
21/05/2009	AGM - Special Business
20/05/2009	Result of AGM
19/05/2009	Director/PDMR Shareholding
15/05/2009	Director/PDMR Shareholding
15/05/2009	A (H1N1) Influenza Vaccine
13/05/2009	Director/PDMR Shareholding
12/05/2009	GSK extends Strategic Collabo ration
11/05/2009	Director/PDMR Shareholding
11/05/2009	Director/PDMR Shareholding
11/05/2009	Director/PDMR Shareholding
11/05/2009	Director/PDMR Shareholding
11/05/2009	Blocklisting Interim Review
08/05/2009	Director/PDMR Shareholding
06/05/2009	Wellbutrin XL US divestiture
05/05/2009	Director/PDMR Shareholding
01/05/2009	Total Voting Rights
27/04/2009	REDUCE Topline Results
22/04/2009	1st Quarter Results - Part 3
22/04/2009	1st Quarter Results - Part 1
22/04/2009	1st Quarter Results - Part 2
20/04/2009	GSK to acquire Stiefel Labora tories
16/04/2009	Director/PDMR Shareholding
16/04/2009	Director/PDMR Shareholding
16/04/2009	GSK Specialist HIV Company
14/04/2009	Director/PDMR Shareholding
14/04/2009	Director/PDMR Shareholding
07/04/2009	Director/PDMR Shareholding
06/04/2009	Total Voting Rights
01/04/2009	Director/PDMR Shareholding
30/03/2009	U.S. FDA Filing-Cervarix
27/03/2009	Changes to Board Committees
27/03/2009	Annual Information Update

2.   Documents filed at Companies House

All documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated, and can be obtained from Companies House via their website
www.companieshouse.gov.uk

Date	Document Type	Description of Document Filed
11/03/2010	SH01	Statement of Capital
01/03/2010	SH01	Statement of Capital
11/02/2010	SH01	Statement of Capital
03/02/2010	SH01	Statement of Capital
16/01/2010	SH01	Statement of Capital
06/01/2010	SH01	Statement of Capital
22/12/2009	SH01	Statement of Capital
03/12/2009	SH01	Statement of Capital
18/11/2009	SH01	Statement of Capital
18/11/2009	SH01	Statement of Capital
02/11/2009	AR01	Annual Return
25/10/2009	SH01	Statement of Capital
25/10/2009	SH01	Statement of Capital
25/10/2009	SH01	Statement of Capital
25/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
24/10/2009	SH01	Statement of Capital
16/10/2009	AD03	Register Moved to Sail Address
16/10/2009	AD02	Sail Address
08/10/2009	SH01	Statement of Capital
27/09/2009	88(2)	Return of Allotment of Shares
27/09/2009	88(2)	Return of Allotment of Shares
27/09/2009	88(2)	Return of Allotment of Shares
27/09/2009	88(2)	Return of Allotment of Shares
27/09/2009	88(2)	Return of Allotment of Shares
23/09/2009	88(2)	Return of Allotment of Shares
23/09/2009	88(2)	Return of Allotment of Shares
14/09/2009	88(2)	Return of Allotment of Shares
14/09/2009	88(2)	Return of Allotment of Shares
26/08/2009	88(2)	Return of Allotment of Shares
19/08/2009	88(2)	Return of Allotment of Shares
19/08/2009	88(2)	Return of Allotment of Shares
19/08/2009	88(2)	Return of Allotment of Shares
12/08/2009	88(2)	Return of Allotment of Shares
12/08/2009	88(2)	Return of Allotment of Shares
30/07/2009	88(2)	Return of Allotment of Shares
24/07/2009	88(2)	Return of Allotment of Shares
24/07/2009	88(2)	Return of Allotment of Shares
24/07/2009	88(2)	Return of Allotment of Shares
24/07/2009	88(2)	Return of Allotment of Shares
24/07/2009	88(2)	Return of Allotment of Shares
24/07/2009	88(2)	Return of Allotment of Shares
24/07/2009	88(2)	Return of Allotment of Shares
24/07/2009	88(2)	Return of Allotment of Shares
24/07/2009	88(2)	Return of Allotment of Shares
24/07/2009	88(2)	Return of Allotment of Shares
24/07/2009	88(2)	Return of Allotment of Shares
24/07/2009	88(2)	Return of Allotment of Shares
24/06/2009	288a	Director Appointment
05/06/2009	RES10	AGM Special Business
28/05/2009	288b	Resignation of Director
28/05/2009	288b	Resignation of Director
26/05/2009	88(2)	Return of Allotment of Shares
26/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
05/05/2009	88(2)	Return of Allotment of Shares
17/04/2009	AA	Group of companies' accounts made up to 31/12/08
07/04/2009	288c	Director's Change of Particulars
06/04/2009	88(2)	Return of Allotment of Shares

3.   Documents filed with the Securities and Exchange Commission ("SEC")

The Company submitted filings to the SEC in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets  by virtue of having American Depository Shares admitted to trading on the New York Stock Exchange. Full details of these filings can be found on the SEC's website at
www.sec.gov
.

4.   Documents sent to shareholders

The following documents were published and sent to shareholders. They are available on the Company's website.

Date of Publication	Document
25/02/2010	Annual Report and Accounts
16/03/2010	Notice of Annual General Meeting

A copy of this Annual Information Update and copies of the documents referred to in it can be obtained from the Deputy Company Secretary at the Company's registered office:

Victoria Whyte
Deputy Company Secretary
GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel: 020 8047 5000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 25, 2010

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc